 Form 6-K/A

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

The Registrant filed to the SEC a report on Form 6-K on August 4, 2021. The Registrant is filing this Form 6-K/A in order to correct the fact that although the earlier filing advised under point 4 that the transaction was a disposal of shares, the aggregated information in the same section erroneously stated that the trade related to a purchase.

Director/PDMR Shareholding - Correction

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME – CORRECTION

August 6, 2021

This is a restatement of the announcement published at 18:33 on August 2, 2021.

Although the earlier announcement advised under point 4 that the transaction was a disposal of shares, the aggregated information in the same section erroneously stated that the trade related to a purchase.

All other details remain unchanged. The full corrected announcement is set out below.

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)		Ben
Last Name(s)		Van Beurden
2. Reason for the notification
Position/status		Chief Executive Officer
Initial notification/amendments		Amendment
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity		Royal Dutch Shell plc
Legal Entity Identifier code		21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument		A Ordinary shares with a nominal value of €0.07 each
Identification Code		GB00B03MLX29
Nature of the transaction		Disposal of shares
Currency		GBP
Price (Average)		£14.56
Volume		5,000
Total		£72,812.65
Aggregated information: Trade was undertaken in batches
	Batch 1	Batch 2	Batch 3	Batch 4
Volume	282	383	428	647
Price	£14.52	£14.55	£14.56	£14.59
Total	£4,094.64	£5,572.65	£6,231.68	£9,439.73

	Batch 5	Batch 6	Batch 7	Batch 8
Volume	419	464	696	200
Price	£14.60	£14.62	£14.53	£14.50
Total	£6,117.40	£6,783.68	£10,112.88	£2,900.00

	Batch 9	Batch 10	Batch 11
Volume	198	204	1079
Price	£14.54	£14.51	£14.57
Total	£2,878.92	£2,960.04	£15,721.03

Date of Transaction	July 30, 2021
Place of Transaction	London

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

This Report on Form 6-K/A is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: August 6, 2021	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary